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EXHIBIT 12

PARK PLACE ENTERTAINMENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollar amounts in millions) (unaudited)

	Three months ended March 31,				Years Ended December 31,
	2001		2000		2000		1999		1998		1997		1996
Income from continuing operations before income taxes and minority interest (1)	$69		$77		$228		$247		$216		$131		$56
Add:
Distributions from less than 50% owned companies	9		37		43		4		6		4		3
Interest expense (1)	104		105		441		146		87		82		37
Interest component of rent expense (1)(2)	2		1		7		5		1		2		2

Earnings available for fixed charges	$184		$220		$719		$402		$310		$219		$98

Fixed charges:
Interest expense (1)	$104		$105		$441		$146		$87		$82		$37
Capitalized interest	3		1		7		37		25		9		7
Interest component of rent expense (1)(2)	2		1		7		5		1		2		2

Total fixed charges	$109		$107		$455		$188		$113		$93		$46

Ratio of earnings to fixed charges	1.7	x	2.1	x	1.6	x	2.1	x	2.7	x	2.4	x	2.1	x

(1)
Includes 50% owned companies.

(2)
Assumed interest component to be one-third of rent expense

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PARK PLACE ENTERTAINMENT CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (dollar amounts in millions) (unaudited)